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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FAMILY DOLLAR STORES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.10 par value (Various Grants)
(Title of Class of Securities)

307000109
(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

Janet G. Kelley
General Counsel, Senior Vice President and Secretary
Family Dollar Stores, Inc.
P.O. Box 1017, 10401 Monroe Road
Charlotte, North Carolina 28105
(704) 847-6961
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Andrew A. Gerber, Esq.
Hunton & Williams LLP
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280
(704) 378-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$1,541,285.00	$47.32

(1)
This amount assumes that options to purchase a total of 119,758 shares of common stock of Family Dollar Stores, Inc. (the "Company") having an aggregate value of $1,541,285.00 as of November 15, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

Due to a scrivener's error in the calculation of the number of shares of common stock of the Company underlying options held by holders eligible to participate in the tender offer, the Company understated the number of shares underlying the options subject to the offer by 5,100 and the aggregate transaction value by $65,637.00. The corrected information is provided above and the Company submits herewith an additional filing fee in the amount of $2.02.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45.30
Form or Registration No.:	005-14318
Filing Party:	Family Dollar Stores, Inc.
Date Filed:	November 16, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 1 to the Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Family Dollar Stores, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on November 16, 2007, in connection with the Company's offer (the "Offer") to amend certain options (the "Eligible Options") to purchase shares of the Company's common stock which were granted under the Company's 1989 Non-Qualified Stock Option Plan, as amended on January 20, 2005, in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations issued by the U.S. Internal Revenue Service thereunder. This Amendment No. 1 is the final amendment relating to the Offer by the Company to amend certain outstanding options. This Amendment No. 1 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

        This Amendment No. 1 is also being filed to correct a small scrivener's error in calculating the number of shares of common stock of the Company underlying the Eligible Options. Such calculation was made in good faith. The Offer was made to all holders of Eligible Options and all options tendered were accepted by the Company. The Company does not believe that any Eligible Option holders were affected by this error. References to "114,658" in the Offer to Amend Certain Options, attached as Exhibit (a)(1)(a) to the Schedule TO, shall be deemed changed to "119,758."

        Except as amended and supplemented hereby, all terms of the Offer and all other disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended by adding the following sentences:

        The Offer expired at 11:59 p.m., North Carolina Time, on Tuesday, December 18, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment Eligible Options to purchase 118,925 shares of the Company's common stock (99.3% of the Eligible Options) and has amended the per share exercise price of each such option to the closing share price of the Company's common stock on the option's measurement date for financial accounting purposes. In addition, pursuant to the terms of the Offer, the Company promised to make cash payments in an aggregate amount of $114,068.25 in exchange for the options surrendered by holders of Eligible Options and accepted by the Company for amendment to compensate such holders for the increase in the exercise prices per share in effect for their amended options.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Family Dollar Stores, Inc.
/s/ JANET G. KELLEY Name: Janet G. Kelley Title: Senior Vice President and General Counsel

Date: December 19, 2007

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  Item 4. Terms of the Transaction.
SIGNATURE